CORRESP
Via EDGAR (Correspondence)

July 20, 2007

Ms. Joyce Sweeney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: State Street Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006, filed on February 20, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2007, filed on May 4, 2007

File No. 001-07511

Dear Ms. Sweeney:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street” or “we”), to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter of June 21, 2007 (the “Comment Letter”) regarding the above-referenced periodic reports.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Management’s Discussion and Analysis

Processing Fees and Other, page 30

1.              We note your disclosure on page 76 that the changes in fair value related to fair value hedges and the hedged item are presented in processing fees and other, in addition to any ineffectiveness related to cash flow hedges. In future filings please quantify the impact of hedge accounting included in this line item, if material. Please provide us with your proposed future disclosure.

Our use of derivative financial instruments substantially relates to trading activities, and our use of derivative financial instruments as hedges under qualifying hedge accounting strategies is relatively insignificant to our overall use of derivative financial instruments. The impact of recording amounts related to qualifying hedging derivatives in processing fees and other revenue historically has been immaterial to the line item. Accordingly, we did not quantify the impact of hedge accounting on this line item in Management’s Discussion and Analysis.

We will quantify the impact of accounting for qualifying hedging derivatives recorded in processing fees and other revenue in future filings if we consider the impact to be material.

Consolidated Financial Statements

Note 1—Summary of Significant Accounting Principles

Recent Accounting Developments, page 76

2.              We note your disclosure that you recorded an after-tax reduction of accumulated other comprehensive income of approximately $164 million upon adoption of SFAS 158. Based upon your Consolidated Statement of Changes in Shareholders’ Equity and your disclosure on page 89 regarding the Accumulated Other Comprehensive (Loss) Income it is not clear how you complied with the requirements of SFAS 158 in recording the transition adjustment as a direct adjustment to the ending balance of accumulated other comprehensive income. Please tell us how you complied with paragraph 16 of SFAS 158.

Although we prepared our disclosure with a presentation we believed to be appropriate under the provisions of SFAS 158, we subsequently determined that our disclosure was not in technical compliance with paragraph 16 of SFAS 158. However, we believe that our presentation of the transition adjustment as a component of other comprehensive income for the period was appropriate nonetheless, for the following reasons:

•             The transition adjustment of $164 million was not material to total consolidated shareholders’ equity of $7.25 billion (approximately 2%).

•             The components of total other comprehensive income for the period and total accumulated other comprehensive income were fully disclosed in the statement of changes in shareholders’ equity and in Note 12, Shareholders’ Equity.

•             The transition adjustment and related context were fully disclosed in Note 1.

We believe that with the above-described information, the reader is able to determine the amount of the adjustment to reflect net funded status, as well as the remaining individual components of other comprehensive income for the period.

In connection with the preparation of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, we will revise the presentation of the transition adjustment, in accordance with CAQ Alert #2007-30 dated June 25, 2007 issued by the Center for Audit Quality.

Note 11—Securitizations and Variable Interest Entities, page 88

3.              We note your disclosure that during the third quarter of 2006 you determined that off-balance sheet accounting treatment for your tax-exempt investment programs was not appropriate. Please describe for us the facts and circumstances that caused you to change your conclusion regarding the appropriate accounting for these programs. Provide us with your analysis describing how you determined that the impact on your previously issued financial statements is not material.

As part of the normal course of technical accounting update discussions with our independent accountants during the third quarter of 2006, certain technical accounting issues were discussed regarding the application of SFAS 140 to programs similar to our tax-exempt investment program. Following these discussions, we conducted an extensive review of our tax-exempt investment program and concluded that we were not in technical compliance with paragraph 9(c) of SFAS 140, regarding the surrender of effective control by the transferor of assets.

Based upon the results of this review and review by our independent accountants, we determined that these transfers should not have been recorded as sales under SFAS 140, and that off-balance sheet accounting for this investment program was not appropriate. As a result, we consolidated our tax-exempt investment vehicles, composed of approximately $1.5 billion of assets and liabilities, onto our balance sheet as of September 30, 2006.

We performed a quantitative and qualitative analysis, considering the factors included in SEC Staff Accounting Bulletin No. 99 with respect to the impact of the corrective adjustment. The quantitative analysis included an assessment of the impact of the corrective adjustment on our consolidated financial results for the years ended December 31, 2004 and 2005 and the first nine months of 2006 with respect to our consolidated statements of income and consolidated statements of condition.

			Impact	Impact
	Adjustment	Adjustment	as a Percent	as a Percent
	as a Percent	as a Percent	of Period	of Period
	of Pre-Tax	of Period-end	Interest	Interest
Period	Earnings (a)	Total Assets (b)	Income (c)	Expense (d)

2004	2.13%	1.55%	3.42%	2.60%

2005	2.32%	2.08%	2.91%	2.75%

2006
Q1	5.49%	2.10%	2.35%	2.14%
Q2	2.29%	1.35%	1.62%	1.58%
	3.74%	1.73%	1.97%	1.84%

(a)             Period corrective adjustment as a percent of pre-tax earnings.

(b)            Period-end impact to total assets of consolidating trusts onto statement of condition.

(c)             Impact to period interest income of consolidating the trusts’ available-for-sale assets.

(d)            Impact to period interest expense of consolidating the trusts’ floating-rate liabilities.

•             We considered the impact on our consolidated statements of income for the years ended December 31, 2004 and 2005 to be immaterial, as the percentage of the corrective adjustment to pre-tax earnings was less than 2.4% for any of those years.

•             We considered the impact on our consolidated statements of income for the quarterly periods within the years ended December 31, 2004 and 2005 and the first six months of 2006 to be immaterial, based on the percentage of the corrective adjustment to pre-tax earnings for any of those periods as well as an assessment of other qualitative factors, including earnings trends and the impact on underlying business results.

•             We considered the impact of grossing up interest income and interest expense for the net spread on the program (interest income from available-for-sale securities and interest expense due to the Class A investors) to be immaterial, as the percentage of the corrective adjustment to those line items was less than 3.5% for any of the periods.

•             The impact of the corrective adjustment did not change a loss into income for any period, nor did it mask an underlying change in earnings or earnings trends in State Street’s businesses.

•             It was our belief that the judgment of investors relying on previously issued consolidated financial statements would not have changed had the adjustment been made. Thus, we judged that an investor would not have considered this matter to be material.

Based upon our quantitative analysis and our consideration of the qualitative factors described above, we judged the impact of the corrective adjustment on periods prior to September 30, 2006, to be immaterial.

Note 15—Derivative Financial Instruments, page 95

4.              For each type of hedging relationship outstanding during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. In your response, please specifically address the following for each type of hedging relationship:

•             the nature and terms of the hedged item or transaction, including any embedded options;

•             the nature and terms of the derivative instrument, including any embedded options;

•            the specific documented risk being hedged;

•            how you assess effectiveness at inception and on an ongoing basis, including the specific quantitative measures you use and how you apply them; and

•             the quantitative measures you use to measure ineffectiveness.

Our use of derivative financial instruments in qualifying hedging relationships is very limited. During the periods presented, we have used interest rate swaps in both fair value and cash flow hedge relationships over limited forms of our financial assets and liabilities, and foreign currency forward contracts as hedges of foreign net investments. Further details with respect to these hedging strategies are provided below.

All of our hedging relationships that were designated as qualifying hedges under SFAS 133 had formal contemporaneous hedge documentation at the inception of the hedging relationship, with all of the required components documented from paragraphs 20(a), 21(f) for fair value and 28(a) cash flow hedges. Further, all of our hedge documentation specifically documented an expectation of a highly effective hedge relationship, which was monitored and reaffirmed throughout the term of that hedge relationship (as required by paragraphs 20(b) and 28(b)). Formal hedge effectiveness testing was performed at least quarterly, other than for qualifying hedges for which we applied the “shortcut” method, which is discussed in detail in our response to Staff comment number 5.

We have not designated options (as discussed in paragraphs 20(c) and 28(c)) or non-derivative instruments as qualifying hedging instruments under SFAS 133.

We have not designated derivative financial instruments as qualifying fair value hedges of unrecognized firm commitments (paragraph 21(a)), held-to-maturity debt securities (paragraph 21(d)) or non-financial assets or liabilities (paragraph 21(e)). In addition, for all of our fair value hedge relationships, the hedged items were not any of the six items detailed by paragraph 21(c).

We have not designated derivative financial instruments as qualifying cash flow hedges of: (1) hedges of forecasted transactions that will subsequently be re-measured with changes in fair value reported in earnings (paragraph 29(d)), (2) hedges of variable cash flows related to a held-to-maturity debt security (paragraph 29(e)), (3) hedges of forecasted transactions that involved a business combination (paragraph 29(f)), or (4) hedges of forecasted purchases or sale of non-financial assets (paragraph 29(g)).

The following provides a detailed discussion of each of our qualifying hedging relationships and how they comply with the relevant requirements of SFAS 133.

Fair value hedges of recognized fixed-rate liabilities

This specific hedging strategy involved the use of nine LIBOR-based, fixed-for-floating interest rate swap agreements, each individually designated (either in its entirety or proportionately) as a fair value hedge of single fixed-rate liabilities that we had issued (paragraph 21(a)). Liabilities subject to this strategy were limited to certificates of deposit and corporate debt. One of these liabilities and the related hedging derivative both contained mirror call features. No other fixed-rate liabilities or related hedging derivatives had any embedded options. These swaps had a zero fair value at the inception of the hedge. We do not use interest rate swaps as hedging derivatives related to brokered certificates of deposit.

The fixed-rate characteristic of those liabilities created an earnings exposure to changes in the fair value as a result of changes in the benchmark LIBOR rate, a required exposure of paragraph 21(b) to permit fair value hedge accounting. In compliance with paragraph 21(f), the specific risk being hedged for these relationships was the change in fair value of the liability attributable to the change in the benchmark LIBOR rate and the calculated change in the hedged item’s fair value was based upon all of the hedged item’s contractual cash flows. We applied the “shortcut” method for eight of these fair value hedges as further discussed below in our response to Staff comment number 5.

We performed an initial assessment of hedge effectiveness for all of these fair value hedge relationships. In addition, for the relationships where the “shortcut” method was not applied, we performed ongoing monthly effectiveness assessments using the cumulative dollar-offset approach described in Statement 133 Implementation Issue E8. Results within 80%-125% were considered to be highly effective and continued to qualify for fair value hedge accounting.

Ineffectiveness for these relationships was calculated for each period (monthly) as the total change in fair value of the swap versus the change in fair value of the certificate of deposit attributable to the change in the LIBOR benchmark rate. All ineffectiveness was recorded in earnings in the then current period.

Cash flow hedges of recognized floating-rate liabilities

This specific hedging strategy involved the use of six LIBOR-based, floating-for-fixed interest rate swap agreements each individually designated as cash flow hedges of coupon payments of single LIBOR-based floating-rate certificates of deposit liabilities that we had issued (paragraph 29(a)). We determined that the hedged cash flows for these liabilities were probable of occurring in accordance with paragraph 29(b). Further, the floating-rate characteristic of those liabilities potentially created a cash flow exposure that could affect reported earnings that was attributable to changes in the benchmark LIBOR rate, as required by paragraph 29(c). Neither these interest rate swaps nor the hedged certificate of deposit liabilities had any embedded options.

In compliance with paragraph 29(h)(2), the specific risk being hedged for these relationships was the change in cash flows of the certificate of deposit attributable to the change in the benchmark LIBOR rate. In addition, in compliance with paragraph 29(h), all of these hedged liabilities were explicitly based upon the benchmark LIBOR rate. We applied the “shortcut” method for all of these cash flow hedges as further discussed below in our response to Staff comment number 5.

Fair value hedges of certain securities available for sale

We utilized two hedging strategies involving securities held and classified as available for sale. These strategies are described below:

Fixed-rate municipal securities

This specific hedging strategy involved the use of LIBOR-based, fixed-for-floating interest rate swap agreements designated as fair value hedges of fixed-rate municipal security assets classified as available for sale. These municipal securities did not contain a prepayment feature. We designated LIBOR-based interest rate swaps as qualifying fair value hedges of portfolios of municipal securities as permitted under paragraph 21(a).

The fixed-rate characteristic of those assets potentially created an earnings exposure to changes in fair value as a result of changes in the benchmark LIBOR rate, a required exposure of paragraph 21(b) to permit fair value hedge accounting. In compliance with paragraph 21(f), the specific risk being hedged for these relationships was the change in fair value of the assets attributable to the change in the benchmark LIBOR rate and the calculated change in the hedged item’s fair value was based upon all of the hedged item’s contractual cash flows.

Paragraph 21(a)(1) requires that if similar assets are aggregated and hedged as a portfolio, the individual assets must share the risk exposure for which they are designated as being hedged and that the change in fair value attributable to the hedged risk for each individual item in a hedged portfolio must be expected to respond in a generally proportionate manner to the overall change in fair value of the aggregate portfolio attributable to the hedged risk. Accordingly, the portfolios of hedged items and hedging instruments were determined based upon similar sensitivity to LIBOR rate movements. The portfolios were established or “re-balanced” on a monthly basis.

All of the municipal securities within the portfolios shared the same risk exposure to changes in the LIBOR benchmark rate and since the portfolios were established originally based upon similar behavior in response to LIBOR rate sensitivity of 10 percent, the change in the LIBOR rate for each individual item responded proportionately to changes in the overall change in fair value of each portfolio as required by paragraph 21(a)(1).

New hedge designations occurred each month since the portfolios were re-balanced monthly. Contemporaneous documentation existed when a hedging relationship was first executed as well as in each subsequent re-designation period.

We determined, at inception of each hedge relationship, that since the sensitivity to LIBOR rate movements of the portfolios of both the hedged item and the hedging instrument were similar, there was an expectation of a highly effective hedge relationship. We performed this effectiveness assessment monthly for each newly re-designated hedge relationship.

Ineffectiveness for these relationships was calculated for each period (monthly) as the total change in fair value of each swap portfolio versus the change in fair value of each security portfolio attributable to the change in the LIBOR benchmark rate.

Fixed-rate corporate bond

This specific hedging strategy involved the use of one LIBOR-based, fixed-for-floating interest rate swap agreement, individually designated as a fair value hedge of a single fixed-rate corporate bond classified as available for sale that we had acquired (paragraph 21(a)). Neither the interest rate swap nor the corporate bond had any embedded options.

The fixed-rate characteristic of the bond potentially created an earnings exposure to changes in fair value as a result of changes in the benchmark LIBOR rate, a required exposure of paragraph 21(b) to permit fair value hedge accounting. In compliance with paragraph 21(f), the specific risk being hedged for these relationships was the change in fair value of the asset attributable to the change in the benchmark LIBOR rate, and the calculated change in the hedged item’s fair value was based on all of the hedged item’s contractual cash flows. We applied the “shortcut” method for this fair value hedge relationship as further discussed below in our response to Staff comment number 5.

Foreign currency hedges of certain of our net investments in non-U.S. subsidiaries

This specific hedging strategy involved the use of three foreign exchange forward contracts, designated as hedges of the foreign currency exposure of a portion of our net investments in non-U.S. subsidiaries as permitted by paragraph 42. The functional currency of the subsidiaries was not the same as the functional currency of the legal entity carrying the net investments in the subsidiaries. Neither these forward contracts nor the net investments had any embedded options.

We assessed effectiveness at inception and on a quarterly basis by comparing the portion of the net investment being hedged to the notional amount of the hedging derivative to verify that they equaled. Our method of measuring ineffectiveness was based upon the forward rates method detailed in DIG Issue No. H8. Specifically, we recorded all of the changes in fair value of the foreign exchange forward contracts in the same manner as the cumulative translation adjustment in the other comprehensive income component of shareholders’ equity, since the following criteria were met:

•           The notional of the derivative designated as a hedge of the net investment was equal to the portion of the net investment designated as being hedged.

•           The derivatives’ underlyings relate solely to the foreign exchange rate between the functional currency of the hedged net investments and the investor’s functional currency.

5.            Please tell us the nature of the hedging relationships for which you apply the “shortcut” method or “matched terms” approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Certain of our strategies discussed in our response to Staff comment number 4 highlight that we applied the “shortcut” method for assuming no ineffectiveness. Those situations are discussed below. At December 31, 2006, there were only ten individual hedging relationships under the “shortcut” method, with an aggregate notional of approximately $890 million. State Street has not applied the “matched terms” approach for assuming no ineffectiveness under paragraph 65 of SFAS 133.

In those instances where the “shortcut” method has been applied, this determination was contemporaneous with the designation of each hedge relationship. We determined that since all terms matched, there was an expectation of a highly effective hedging relationship. Although limited in use, the following details how we came to that determination:

We determined the following for all of our “shortcut” method hedge relationships:

•           The notional amount of the interest rate swaps matched the principal amounts of the interest-bearing liabilities, other than for certain of our fair value hedges of recognized fixed-rate liabilities, where we designated proportions of the principal amounts of the interest-bearing liabilities as permitted under DIG Issue No. E10, Question 1A.

•           The fair values of the interest rate swaps at inception were zero.

•           The formulas for computing net settlements under the interest rate swaps were the same for each net settlement.

•           Only one of the interest-bearing liabilities was pre-payable. That liability contained a call option. The corresponding hedging interest rate swap contained a mirror-image written call option, as permitted under DIG E6 (Instrument No. 1).

•           We identified no other terms in the interest-bearing financial instruments or interest rate swaps that were not typical of those instruments and did not invalidate the assumption of no ineffectiveness.

In addition, we determined the following for all of our fair value and cash flow “shortcut” method hedge relationships:

Fair value hedges:

•           The expiration date of the swaps matched the maturity date of the interest-bearing liabilities.

•           There were no floors or ceilings on the variable interest rate of the swaps.

•           The interval between repricings of the variable interest rate in the swaps was three months which was frequent enough to justify an assumption that the variable payment or receipt was at a market rate.

Cash flow hedges:

•           All interest receipts or payments on the variable-rate liabilities during the term of the swap were designated as hedged, and no interest payments beyond the term of the swap were designated as hedged.

•           There were no floors or caps on the variable-rate liability or the swap.

•           The repricing dates of the swaps matched those of the variable-rate liabilities.

•           The index on which the swaps’ variable rates were based matched the index on which the liability’s variable rates were based.

Consistent with all other hedge relationships, we monitor the creditworthiness of all derivative counterparties where those derivatives are designated in qualifying “shortcut” method hedge relationships.

6.              We note the disclosure on page 54 that your Global Treasury unit manages your interest rate risk on a consolidated basis. To help us gain a better understanding of how your treasury unit coordinates with your hedge accounting process, please provide us with the following information:

•           describe the process by which derivative instruments are obtained for hedge accounting purposes; for example, tell us which group or groups (such as Global Treasury, the regional treasury units, a centralized trading desk, etc.) are responsible for obtaining these derivative instruments and describe the process by which they are obtained;

•           if the responsible groups obtain the derivative instruments from internal or external sources or both; and which group determines that the conditions for hedge accounting are achieved.

All State Street-initiated interest rate derivatives have been conducted through our Global Treasury unit. This has been required whether or not the derivatives were subject to qualifying hedge accounting relationships.

As we described above in response to Staff comment number 4, our use of derivative financial instruments in qualifying hedging relationships is very limited. As a result, there are limited requests for derivatives that qualify for hedge accounting. Those requests have been limited to our Global Markets division in connection with their hedging activity of certain available-for-sale securities, and the Global Treasury unit itself for all other hedge accounting strategies.

We believe there is a clear and efficient documentation and execution process between the requesting parties and the individuals transacting derivatives with third parties (i.e. our swap desk). Prior to execution of a trade, the requesting party will contact our swap desk with terms of an interest rate swap they require. The requesting party could be either the Global Markets division or another desk within the Global Treasury unit. The requesting party indicates that the swap will be used in a qualifying hedge relationship and therefore, must be offset directly with a third party. Once the request has been received, the swap desk seeks the best execution with various third party firms that write derivatives. Once the terms of the interest rate swap are quoted from the third-party firm, the terms are agreed to with the requesting party. Once agreed, both an internal trade between the swap desk and the requesting party and an external trade with the third party firm are executed. These two trades typically are executed within minutes of one another and always on the same business day.

Prior to execution of a new strategy, all contemplated activity requires the involvement and approval of both the finance support unit of the requesting party as well as our Global Accounting Policy (“GAP”) function. GAP is a corporate-level function that resides within State Street’s Corporate Accounting group.

Prior to the execution of a qualifying hedge accounting relationship, hedge accounting documentation is prepared and reviewed. This documentation is then reviewed by GAP for all new strategies. This happens prior to the execution of the third party derivative to allow the hedge accounting documentation to be contemporaneous with the execution of the hedge. Strategies that are not yet developed require a longer lead time to draft the strategy, methods for assessing effectiveness and measuring ineffectiveness and example documentation. GAP, the business requesting party, the finance support unit and our independent accountants are all involved in advance of the execution of a new strategy.

Form 10-Q for the Quarterly Period Ended March 31, 2007:

Financial Statements

Note 7—Commitments and Contingencies, page 34

7.              We note your disclosure that the proposed legislation that includes provision that would defer income tax recognition of tax losses generated by non-U.S. leverage leases could possibly have a material negative impact on your consolidated results of operations in the period of enactment. In future filings, please disclose your estimate of the maximum impact such legislation could have on your results of operations in a worst-case scenario, using your 2006 or current information as an example. Provide us with your proposed future disclosure.

At the time we filed our March 31, 2007 Form 10-Q, the proposed Senate legislation related to leveraged leases was pending before Congress. It was originally included as part of the legislation to increase the minimum wage and provide tax incentives to small businesses. The minimum wage/small business tax incentive legislation was enacted into law, but without the provisions related to leveraged leases. Accordingly, the specific legislative provision we referred to in our Form 10-Q is no longer pending before Congress. We will provide the following disclosure in our June 30, 2007 Form 10-Q:

“Earlier this year, the U.S. Senate passed legislation that included provisions that would defer the income tax recognition of tax losses generated by non-U.S. leases in our leveraged lease portfolio. We believed at the time that it was possible that enactment of this legislation could have a material negative impact on our consolidated results of operations in the period of enactment. However, the legislation that was ultimately enacted into law did not include the provisions related to leveraged leases. While similar legislation may be considered by Congress again in the future, we currently cannot predict the nature of the provisions, or as a result the potential impact, of such legislation.”

* * * * *

State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-1110 or James J. Malerba, Senior Vice President and Corporate Controller, at 617-664-8697, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Edward J. Resch
Edward J. Resch
Executive Vice President, Chief Financial
Officer and Treasurer